SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Eltek Ltd.

EXPLANATORY NOTE

This report on Form 6-K is being furnished to report that on January 28, 2024,  Eltek Ltd. was notified by its principal shareholder, Nistec Golan Ltd., that it has completed its sales under its 10b5-1 plan that was entered into in March 12, 2023. Nistec Golan Ltd and its controlling shareholder, Mr. Yitzhak Nissan, hold 3,456,820 shares of the Company as of January 28, 2024, or approximately 57.1% of the Company's outstanding shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD.
(Registrant)

By: /s/ Ron Freund
Ron Freund
Chief Financial Officer

Date:  January 29, 2024